United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 21, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 21, 2009	www.gruma.com

GRUMA SUCCESSFULLY CONCLUDES ITS DEBT REFINANCING

Monterrey, N.L., Mexico, October 21, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that it has completed its previously announced refinancing of the majority of the Company's outstanding debt, including (i) the conversion of the U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans, (ii) the refinancing of its U.S.$197 million debt obligations under its 5-year syndicated credit facility with BBVA Bancomer, as agent (the ''Syndicated Credit Facility''), (iii) the refinancing of its Ps$3,367 million peso-denominated credit facility with Bancomext (Banco Nacional de Comercio Exterior) (the ''Bancomext Credit Facility''), and (iv) supplementing the indenture for its 7.75% Perpetual Bonds to provide equal and ratable security on the Collateral Package described below.

The key components of the executed credit agreements are described as follows:

A. Overview of the Derivatives Facilities

1. Credit Suisse / Deutsche Bank / JP Morgan Derivatives Loan for US$668.3 million

   A semi annual amortization schedule starting in July 21, 2010 and maturing in January 21, 2017, with escalating amortizations and paying LIBOR plus 2.875% until July 20, 2012 and annual step-ups thereafter.

  Credit agreement includes financial and other covenants.

  This loan is secured with the Collateral Package.

2. Standard Chartered / Barclays/ RBS Derivatives Loan for US$58.3 million

  An equal monthly amortization schedule starting in August 21, 2010 and maturing in July 21, 2012, paying LIBOR plus 2.875% until maturity.

  Credit agreements include financial and other covenants.

  These loans are unsecured.

3. BNP Paribas Derivatives Loan for US$11.8 million

  An equal monthly amortization schedule starting in December 1, 2009 and maturing in May 1, 2011, paying LIBOR plus 2.0% until maturity.

  Credit agreement includes financial and other covenants.

  This loan is unsecured.

B. Refinancing of the Syndicated Credit Facility for US$197 million

  The loan is denominated 60% in USD and 40% in Pesos.

  An equal quarterly amortization schedule starting in January 21, 2010 and maturing in October 21, 2014, paying LIBOR (for the USD loans) or TIIE (for the Peso loans) plus 2.875% until the third anniversary and annual step-ups thereafter.

  Credit agreement includes financial and other covenants.

  This Syndicated Credit Facility is secured with the Collateral Package.

C. Refinancing of the Bancomext Loan for MXN$3,367 million

  A quarterly amortization schedule starting in December 18, 2012 and maturing in September 18, 2019, with a total cost of 91 day TIIE plus 6.21% until maturity.

  Credit agreement includes financial and other covenants.

D. Collateral Package

The Company has granted equal and ratable security interest on its shares in Grupo Industrial Maseca, S.A.B. de C.V. (the ''Gimsa Shares''), Gruma Corporation (the ''Gruma Corp. Shares'') and Molinera de Mexico, S.A. de C.V. (the ''Molinera Shares'') (together, the ''Collateral Package''). To effect this security interest, the Gimsa Shares and the Molinera Shares were transferred to a guaranty trust in Mexico, and the Gruma Corp. Shares were pledged to the secured parties' collateral agent in the United States.

Goldman Sachs & Co. acted as GRUMA's exclusive financial advisor in this transaction.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.